Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                malattyco@aol.com


                                  May 28, 2015




Securities and Exchange Commission
Attn: John Hodgin
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:  T-Rex Oil, Inc.
Amendment No. 2 to Current Report on Form 8-K12G3
Filed May 13, 2015
Form 8-K
Filed April 1, 2015
File No. 0-51425

Dear Mr. Hodgin:

Pursuant to our phone conversation of May 26, 2015 regarding the May 22, 2015 Comment Letter for the above referenced filing, we are submitting a draft of the proposed responses and revisions to such filing.

We are requesting that you review the revisions in order to assure that the Company has responded fully to comment numbers 1 through 3.

Upon your approval, we will then file Amendment Number 3.

Thank you for your time and assistance in this matter.


Sincerely,


/s/ Michael A. Littman

Michael A. Littman